RECEIVED

2007 APR -5 A 8:35

OFFICE OF INTERNATIONAL CORPORATE FINANCE

082-34643

Rule 12g3-2(b) File No. ~~82-5190~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

07022301

Date March 29, 2007
Contact Martina C. Schuler

SUPPL

Unaxis

~~OC Oerlikon Corporation AG,~~ Pfäffikon
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

i.A. M.C. Schuler

Corporate Communications

PROCESSED
APR 1 1 2007
THOMSON
FINANCIAL

Enclosure

- **Thomas Limberger, CEO of Oerlikon, foregoes granted options at his own request**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.schuler@oerlikon.com
www.oerlikon.com

dlw 4/6

Media Information
Rule 12g3-2(b) File No. 82-5190

RECEIVED

2007 APR -5 A 8:55

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Thomas Limberger, CEO of Oerlikon, foregoes granted options at his own request

Pfäffikon SZ, March 29, 2007 – In the wake of various misleading media reports claiming that the annual salary of CEO Thomas Limberger was in the region of CHF 26 million, Oerlikon would like to clarify the situation.

As Oerlikon presented at its media and analysts' conference on March 27, 2007, CEO Thomas Limberger's annual salary for 2006 comprised:

- a base salary: CHF 1.954.982
- 5.000 shares granted on January 1, 2006; value on the grant date: CHF 990.000
- 40.000 options granted on January 1, 2006 with a 3-year vesting period and subsequent 1-year exercise period (with the proviso that employment within the company is maintained); value on the grant date: CHF 899.600.

Any media reports stating that Thomas Limberger received, in his function as CEO, in the region of CHF 26 million in 2006 are therefore incorrect. Oerlikon's expenditure consisted of CHF 1.889.600 for shares and options plus Thomas Limberger's base salary of CHF 1.954.982. The options granted can be exercised at the earliest on January 1, 2009, with the proviso that employment within the company is maintained. Any value assigned to them is therefore at this stage purely hypothetical.

Despite the fact that the options cannot yet be exercised and even though the extent of the price increase could not be foreseen at the beginning of 2006, Oerlikon's CEO Thomas Limberger is determined to quell any accusations of excessive earnings. He hence asked the Board of Directors yesterday to take back the 40.000 options granted to him. The Board of Directors has agreed to his request and substituted the options with 3.000 shares with a total value of CHF 2.160.000 (based on the closing price on March 28, 2007 of CHF 720).

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

 Subsequently, the annual salary of CEO Thomas Limberger for the 2006 financial year now comprises:

- a base salary: CHF 1.954.982
- 8.000 shares (whereof 5.000 were granted on January 1, 2006; 3.000 are to be granted end of March 2007).

OC Oerlikon's expenditure in regard to Thomas Limberger's annual salary consists therefore of CHF 3.150.000 in shares plus CHF 1.954.982 in cash. At the current price, the total value of shares granted to Thomas Limberger for the 2006 financial year would amount to CHF 5.760.000. His remuneration package would total CHF 7.714.982.

For further information please contact:

Burkhard Böndel
Corporate Communications
Phone +41 58 360 96 05
Fax +41 58 360 91 93
media@oerlikon.com
ir@oerlikon.com

Oerlikon (SWX: OERL) is among the world's most successful industrial high-tech companies focusing on machine and systems engineering. Oerlikon stands for leading industrial solutions and cutting-edge technology in textile production, thin film coating, propulsion, precision and vacuum technology. As a company with Swiss roots and a 100-year tradition with CHF 4.8 billion in sales, over 19,000 employees at 170 locations in 35 countries, Oerlikon has evolved into a global player today. The group is ranked first or second in each of its respective markets. Oerlikon's share price trebled in 2006 and its market capitalization exceeded the CHF 8 billion mark, which led to the company's inclusion in the European STOXX 600 Index. Oerlikon was the best performing stock of the year 2006.
**Aggregated annual turnover in 2006 for the Oerlikon Group (CHF 1.7 billion) and the Saurer Group (CHF 3.0 billion).*

END